

June 24, 2024

Pun Leung Liu
Chief Financial Officer
YXT.COM Group Holding Limited
Floor 20, Building 2, No. 209, Zhuyuan Road
High-tech District, Suzhou,
Jiangsu, 215011, People's Republic of China

> **Re: YXT.COM Group Holding Limited**
> **Amendment No. 10 to Draft Registration Statement on Form F-1**
> **Submitted June 14, 2024**
> **CIK No. 0001872090**

Dear Pun Leung Liu:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 10, 2024, letter.

Amendment No. 10 to Draft Registration Statement on Form F-1 submitted June 14, 2024

Prospectus Summary
Our Company, page 2

1. We note your response to prior comment 1. Please tell us how you calculated the "carrying value of net liabilities" of CEIBS PG used in the investment test, and whether such amount represents the carrying value as defined in Regulation S-X 1-02(w)(1)(i)(A)(2). If not, please provide updated test results using the carrying value of CEIBS PG compared to total assets of the Company as of December 31, 2023.

2.   Further regarding your response to prior comment 1, we note your disclosure on pages 153 and 154 that the deconsolidation of CEIBS PG will have a material and adverse effect on your results of operations reflected in your consolidated financial statements. Accordingly, please revise here and throughout your filing, to provide pro forma revenue and pro forma loss before income tax. Refer to Article 11-01(a)(8) of Regulation S-X which requires pro forma financial information for any transaction that is probable and would be material to investors.

   Please contact Brittany Ebbertt at 202-551-3572 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Li He